                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                AMENDMENT NO. ___



                               DRUGSTORE.COM, INC.
                           ---------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                     --------------------------------------
                         (Title of Class of Securities)

                                    26224110
                  ---------------------------------------------
                      (CUSIP Number of Class of Securities)

    L. Michelle Wilson                                          Scott L. Gelband
    Amazon.com, Inc.                      with a copy to:       Perkins Coie LLP
    1200 12th Avenue South, Suite 1200                          1201 Third Avenue, 40th Floor
    Seattle, WA 98144                                           Seattle, Washington  98101
    (206) 266-1000                                              (206) 583-8888
---------------------------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 2, 1999
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                                  SCHEDULE 13D

----------------------                                    ----------------------
  CUSIP No. 26224110                                        PAGE 2 OF 13 PAGES
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Amazon.com, Inc.   91-1646860
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          12,355,745
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          Not Applicable
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            12,355,745
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          Not Applicable
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY AMAZON.COM
      12,355,745
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      approximately 27.8%(1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

---------------
(1) This percentage is based on 43,366,681 shares of Common Stock outstanding as of October 3, 1999, as indicated in drugstore.com's most recent filing with the Securities and Exchange Commission, plus 1,066,667 shares of Common Stock issued to Amazon.com in January 2000.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of drugstore.com, inc., a Delaware corporation. The principal executive and business office of drugstore.com is located at 13920 South Eastgate Way, Suite 300, Bellevue, Washington 98005.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Amazon.com, Inc., a Delaware corporation, whose principal business is the online retailing of books, music, videos, DVDs, toys, electronics, home improvement products and software. The address of Amazon.com's principal executive and business office is 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144.

         The following provides certain information as to the directors and executive officers of Amazon.com (where no business address is given, the address is that of Amazon.com's principal executive and business offices stated in this Item 2):

DIRECTORS:
--------------------------------------------------------------------------------
NAME                           PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
--------------------------------------------------------------------------------
Jeffrey P. Bezos               Chairman of the Board and Chief Executive
                               Officer of Amazon.com
                               P.O. Box 81226
                               Seattle, WA 98108-1226
--------------------------------------------------------------------------------
Joseph Galli, Jr.              President and Chief Operating Officer of
                               Amazon.com
                               P.O. Box 81226
                               Seattle, WA 98108-1226
--------------------------------------------------------------------------------
Tom A. Alberg                  Principal in Madrona Investment Group, L.L.C.
                               Madrona Investment Partners
                               1000 Second Avenue, Suite 3700
                               Seattle, WA 98104
--------------------------------------------------------------------------------
Scott D. Cook                  Chairman of the Executive Committee of the
                               Board of Intuit, Inc.
                               Intuit, Inc.
                               2535 Garcia Ave.
                               Mountain View, CA 94043
--------------------------------------------------------------------------------
L. John Doerr                  General Partner
                               Kleiner Perkins Caufield & Byers
                               2750 Sand Hill Road
                               Menlo Park, CA 94025
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Patricia Q. Stonesifer         President and Chairman of the Bill & Melinda
                               Gates Foundation
                               Bill & Melinda Gates Foundation
                               P.O. Box 23350
                               Seattle, WA 98102
--------------------------------------------------------------------------------


EXECUTIVE OFFICERS:
--------------------------------------------------------------------------------
NAME                           PRINCIPAL OCCUPATION AND BUSINESS ADDRESS(1)
--------------------------------------------------------------------------------
Jeffrey P. Bezos               Chief Executive Officer and Chairman of the
                               Board
--------------------------------------------------------------------------------
Joseph Galli, Jr.              President and Chief Operating Officer
--------------------------------------------------------------------------------
Warren Jenson                  Senior Vice President, Chief Financial Officer
--------------------------------------------------------------------------------
John D. Risher                 Senior Vice President, Product Development
--------------------------------------------------------------------------------
Richard Dalzell                Vice President and Chief Information Officer
--------------------------------------------------------------------------------
Mark Britto                    Vice President, Strategic Alliances
--------------------------------------------------------------------------------
Jeff Wilke                     Vice President and General Manager, Operations
--------------------------------------------------------------------------------

         (1) The present principal occupation of all executive officers of Amazon.com is with Amazon.com. The business address of all executive officers is Amazon.com, Inc., P.O. Box 81226, Seattle, Washington 98108-1226.

         During the last five years, neither Amazon.com, nor to the best of its knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each director and executive officer of Amazon.com is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Before drugstore.com registered the Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Amazon.com acquired 10,733,523 shares of convertible preferred stock of drugstore.com (the "Preferred Stock"). Amazon.com acquired 5,000,000 shares of Series A Preferred Stock in August 1998 as consideration for Amazon.com's obligations under a technology licensing and advertising agreement with drugstore.com. Amazon.com purchased 3,177,612 shares of Series B Preferred Stock in October 1998 and December 1998 for $3.35 per share, for an aggregate purchase price of $10,645,000, which Amazon.com obtained from its working capital. Amazon.com purchased 2,555,911 shares of Series C Preferred Stock in March 1999 for $7.825 per share, for an aggregate purchase price of $20,000,003, which Amazon.com obtained from its working capital. The Preferred Stock converted into Common Stock on a one-to-one basis at the closing of drugstore.com's initial public offering in July 1999. Concurrent with drugstore.com's initial public offering, drugstore.com issued 555,555 shares of Common Stock to Amazon.com in a private placement transaction. Amazon.com obtained the cash consideration of $9,999,990 for these shares from its working capital. In January 2000, Amazon.com acquired 1,066,667 shares of Common Stock in a private placement transaction. Amazon.com obtained the cash consideration of $30,000,009.37 for these shares from its working capital. None of the funds used to purchase the shares of Common Stock or Preferred Stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         Amazon.com acquired the securities covered by this Schedule 13D as a strategic investment.

         Amazon.com expects to evaluate on an ongoing basis drugstore.com's financial condition, business operations and prospects, the market price of the Common Stock, alternative investment opportunities, conditions in the securities market generally and other factors. Accordingly, Amazon.com reserves the right to change its plans and intentions at any time. In particular, Amazon.com may, at any time and from time to time, acquire or dispose of shares of Common Stock pursuant to public or private offerings or otherwise. To the knowledge of Amazon.com, each of the directors and officers listed in Item 2 (as applicable) may make the same evaluation and reserves the same rights.

         Other than as discussed above, neither Amazon.com nor, to the best of Amazon.com's knowledge, any of the individuals named in Item 2 (as applicable), presently has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF DRUGSTORE.COM.

         (a) As of the date of this Schedule 13D, Amazon.com beneficially owns 12,355,745 shares of Common Stock. Based on 43,366,681 shares of Common Stock outstanding as of October 3, 1999 plus 1,066,667 shares issued to Amazon.com in January 2000, Amazon.com's beneficial ownership represents approximately 27.8% of the total outstanding shares of Common Stock. Amazon.com does not beneficially own any outstanding shares of Common Stock of drugstore.com other than these 12,355,745 shares of Common Stock. The table below summarizes the beneficial ownership of Amazon.com's directors and executive officers:

DIRECTORS:
--------------------------------------------------------------------------------
                                 SHARES OF DRUGSTORE.COM COMMON STOCK
NAME                             BENEFICIALLY OWNED
--------------------------------------------------------------------------------

Jeffrey P. Bezos                 --
--------------------------------------------------------------------------------

Joseph Galli, Jr.                --
--------------------------------------------------------------------------------

Tom A. Alberg                    --
--------------------------------------------------------------------------------

Scott D. Cook                    --
--------------------------------------------------------------------------------

L. John Doerr(1)                 7,033,271
--------------------------------------------------------------------------------

Patricia Q. Stonesifer           --
--------------------------------------------------------------------------------

Warren Jensen                    --
--------------------------------------------------------------------------------

John D. Risher                   --
--------------------------------------------------------------------------------

Richard Dalzell                  --
--------------------------------------------------------------------------------

Mark Britto                      --
--------------------------------------------------------------------------------

Jeff Wilke                       --
--------------------------------------------------------------------------------

(1) Includes 6,313,633 shares held by Kleiner Perkins Caulfield & Byers VIII, L.P. ("KPCB VIII"), 365,600 shares held by KPCB VIII Founders Fund, L.P., and 351,538 shares held by KPCB Life Sciences Zaibatsu Fund II, L.P. and 2,500 shares held by KPCB IX Associates LLC. KPCB VIII and KPCB VIII Founders Fund, L.P. are wholly controlled by KPCB VIII Associates, L.P. KPCB Life Sciences Zaibatsu Fund II, L.P. is wholly controlled by KPCB VII Associates, L.P. As a general partner of each of KPCB VIII Associates and KPCB VII Associates, L.P., Mr. Doerr may be deemed to beneficially own the shares controlled by those entities. Mr. Doerr disclaims beneficial ownership of those shares except to the extent of his pecuniary interest in the shares.

         Amazon.com disclaims beneficial ownership of all shares beneficially owned by any of its executive officers and directors.

         (b) Amazon.com has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, all 12,355,745 shares of Common Stock covered by this Schedule 13D. John Doerr has shared voting power to vote and direct the vote of, and shared power to dispose of and direct the disposition of, 7,033,271 shares of Common Stock covered by this Schedule 13D.

         (c) Neither Amazon.com nor any of its directors and officers has effected any transactions in the Common Stock during the past 60 days.

         (d) No other person is known to Amazon.com to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Amazon.com on the date of this Schedule 13D.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF DRUGSTORE.COM

         Under the Fourth Amended and Restated Voting Agreement dated July 9, 1999, Amazon.com may designate two directors on drugstore.com's board of directors. This right terminates if Amazon.com ceases to beneficially own at least 5% of the then-outstanding securities of drugstore.com entitled to vote in an election of directors.

         Under the Fourth Amended and Restated Investors' Rights Agreement dated May 19, 1999 and its Second Addendum dated July 26, 1999 (the "Investors' Rights Agreement"), Amazon.com has certain registration rights with respect to its shares of Common Stock. The holders of 33% of the Registrable Securities (as defined in the Investors' Rights Agreement) of drugstore.com have the right to require, on two occasions, the registration by drugstore.com under the Securities Act of 1933, as amended (the "Securities Act"), of the Registrable Securities. This right, which is exercisable beginning January 27, 2000, is subject to a minimum aggregate anticipated offering price of $5,000,000. Amazon.com also has the right to have the Registrable Securities beneficially owned by Amazon.com included in a registration statement filed by drugstore.com under the Securities Act, subject to customary exceptions. In addition, the holders of at least 20% of the Registrable Securities have the right, on two occasions in each 12-month period, to require drugstore.com to effect a registration on Form S-3 of the Registrable Securities, subject to a minimum aggregate anticipated offering price of $500,000. All of the shares of Common Stock beneficially owned by Amazon.com, other than those acquired in January 2000, are Registrable Securities and constitute approximately 32% of the Registrable Securities. All registration rights of Amazon.com under the Investors' Rights Agreement terminate on the earlier of July 30, 2004 or such time as Amazon.com may sell all of its shares during a three-month period under Rule 144 under the Exchange Act or other exemption from registration. In connection with the acquisition of the shares of Common Stock by Amazon.com in January 2000, drugstore.com agreed to use its reasonable best efforts to amend the Investors' Rights Agreement to include those shares as Registrable Securities, subject to certain exceptions.

         Under the Investors' Rights Agreement, Amazon.com may not acquire beneficial ownership of more than 40% of the securities of drugstore.com entitled to vote in an election of directors, or securities convertible into or exchangeable for such voting securities, without the consent of a majority of drugstore.com's board of directors. Amazon.com must notify drugstore.com of any future acquisition of such voting securities. This standstill agreement terminates on the earlier of August 10, 2002 or upon a merger, consolidation, sale of substantially all of drugstore.com's assets or other transaction that results in drugstore.com's stockholders owning less than 50% of the voting power of the surviving entity or that disposes of more than 50% of the voting power of drugstore.com. This agreement is subject to limited exceptions in the event of a proxy contest, tender offer or exchange offer that may result in a change of control of drugstore.com.

         Under the Investors' Rights Agreement, drugstore.com (or Kleiner Perkins Caufield & Byers VIII and its affiliated funds, as the permitted assignee of drugstore.com) has a right of first refusal on any shares of Common Stock that Amazon.com proposes to sell. If drugstore.com declines to purchase all of the shares Amazon.com proposes to offer, Kleiner Perkins or its affiliated funds may elect to purchase all of the offered shares. This right of first refusal does not apply to Common Stock registered under the Securities Act, transfers by Amazon.com to a wholly-owned subsidiary, Common Stock sold in a transaction in which more than 80% of the voting power of drugstore.com is disposed of, or sales or transfers to a third party of less than 10% of the Common Stock then beneficially owned by Amazon.com. The right of first refusal terminates on the earlier of August 10, 2002 or upon a merger, consolidation, sale of substantially all of drugstore.com's assets or other transaction that results in drugstore.com's stockholders owning less than 50% of the voting power of the surviving entity or that disposes of more than 50% of the voting power of drugstore.com.

         Under the Investors' Rights Agreement and a Lock-up Agreement entered into in connection with drugstore.com's initial public offering, Amazon.com agreed not to sell, transfer or otherwise dispose of the Common Stock it beneficially owns until January 22, 2000.

         The descriptions of the Investors' Rights Agreement, the Fourth Amended and Restated Voting Agreement and Lock-up Agreement do not purport to be complete and are qualified in their entirety by the provisions of these agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT
NUMBER
-------
4.1                 Fourth Amended and Restated Investors Rights Agreement,
                    dated as of May 18, 1999, by and among drugstore.com, inc.
                    and certain Investors (incorporated by reference to Exhibit
                    10.12 to Amendment No. 3 to drugstore.com's Registration
                    Statement on Form S-1 (file no. 333-78813), filed with the
                    SEC on July 8, 1999)

4.2                 Addendum to Fourth Amended and Restated Investors Rights
                    Agreement, dated as of June 17, 1999 (incorporated by reference to Exhibit 10.25 to Amendment No. 2 to drugstore.com's Registration Statement on Form S-1 (file no.
                    333-78813), filed with the SEC on June 28, 1999)

4.3                 Second Addendum to Fourth Amended and Restated Investors
                    Rights Agreement, dated July 26, 1999

10.1                Fourth Amended and Restated Voting Agreement, dated as of
                    July 9, 1999, by and among drugstore.com, inc., Jed. A.
                    Smith, Peter M. Neupert, and the holders of Series A
                    Preferred Stock, Series D Preferred Stock and Series E
                    Preferred Stock

10.2                Lockup Letter Agreement, dated as of May 5, 1999, between
                    Morgan Stanley & Co. Incorporated and drugstore.com

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 4, 2000              AMAZON.COM, INC.



                                      /s/ MARK BRITTO
                                      ------------------------------------------
                                      By:  Mark Britto
                                      Its: Vice President of Strategic Alliances

                                  EXHIBIT INDEX



EXHIBIT
NUMBER
-------
4.1                 Fourth Amended and Restated Investors Rights Agreement,
                    dated as of May 18, 1999, by and among drugstore.com, inc.
                    and certain Investors (incorporated by reference to Exhibit
                    10.12 to Amendment No. 3 to drugstore.com's Registration
                    Statement on Form S-1 (file no. 333-78813), filed with the
                    SEC on July 8, 1999)

4.2                 Addendum to Fourth Amended and Restated Investors Rights
                    Agreement, dated as of June 17, 1999 (incorporated by reference to Exhibit 10.25 to Amendment No. 2 to drugstore.com's Registration Statement on Form S-1 (file no.
                    333-78813), filed with the SEC on June 28, 1999)

4.3                 Second Addendum to Fourth Amended and Restated Investors
                    Rights Agreement, dated July 26, 1999

10.1                Fourth Amended and Restated Voting Agreement, dated as of
                    July 9, 1999, by and among drugstore.com, inc., Jed. A.
                    Smith, Peter M. Neupert, and the holders of Series A
                    Preferred Stock, Series D Preferred Stock and Series E
                    Preferred Stock

10.2                Lockup Letter Agreement, dated as of May 5, 1999, between
                    Morgan Stanley & Co. Incorporated and drugstore.com